EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

STATEMENT SETTING FORTH COMPUTATION
OF RATIO OF PROFIT TO FIXED CHARGES
(Millions of dollars)(Unaudited)

	QUARTER
	ENDED
	JUNE 30,		YEARS ENDED DECEMBER 31,

	2003	2002	2002	2001	2000	1999	1998

Net profit	$71	$40	$193	$212	$159	$128	$112
Add:
Provision for income taxes	37	23	110	119	84	75	67
Deduct:
Equity in profit of partnerships	(1)	(1)	(7)	(6)	(3)	(2)	(3)

Profit before taxes	$107	$62	$296	$325	$240	$201	$176

Fixed charges:
Interest on borrowed funds	$123	$140	$544	$688	$744	$592	$502
Rentals at computed interest*	1	1	5	5	5	5	4

Total fixed charges	$124	$141	$549	$693	$749	$597	$506

Profit before taxes plus fixed charges	$231	$203	$845	$1018	$989	$798	$682

Ratio of profit before taxes plus fixed charges to fixed charges	1.86	1.44	1.54	1.47	1.32	1.34	1.35

*	Those portions of rent expense that are representative of interest cost.